Cumberland Resources Ltd.

#950 – 505 Burrard Street

Listed on the Toronto Stock Exchange:CBD

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

News Release 03-03

March 6, 2003

Cumberland Appoints Kerry Curtis as President and Chief Executive Officer

The Board of Directors of Cumberland Resources Ltd. (TSX:CBD) is pleased to announce the appointment of Mr. Kerry M. Curtis to the position of President and Chief Executive Officer of the Company.  Cumberland has a 100% interest in the Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  A $10.5 million program designed to complete feasibility and environmental impact studies at Meadowbank was recently approved by the Company’s Board.  The feasibility study is expected to be completed in late 2003.

“I am delighted to continue to work with members of the exploration and mining industry, investment community, the Nunavut government and the local communities.  Collectively, we are focused on the responsible and sustainable development of a major gold mine in Canada’s north,“ said Kerry Curtis.  “I am excited about the opportunities that the Meadowbank project offers both the Company and the Kivalliq Region of Nunavut.”

Meadowbank Gold Project – Preliminary Assessment (2002)*

Production profile	High-grade open pit
Production forecast	Approximately 250,000 oz./yr.
Cash cost estimate	US$168 per ounce
Preliminary mine life	8.3 years

"Kerry has done an excellent job in bringing Meadowbank from grassroots to the feasibility stage" said Co-chairman Walter Segsworth.  "All of us on the Board are keen to see him apply his skills, experience and tenacity to bring it the rest of the way to production, while at the same time, advancing the Company’s other considerable assets".

Mr. Curtis, a professional geologist, joined Cumberland as Vice President, Corporate Development in 1995 and became Senior Vice President in 1997.  He was appointed Interim President and Chief Executive Officer of Cumberland in October 2002.  Prior to joining Cumberland, Mr. Curtis held various positions with both major and junior mining companies including Kennecott Canada Inc., Minnova Inc. and Redfern Resources Ltd. where he was responsible for all aspects of advanced exploration programs, project evaluation and project generation across western Canada.

Cumberland is well financed with approximately $19.25 million in its treasury and is currently conducting a bankable feasibility study on the Meadowbank gold project.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

_____________________________________________________________________________________

*Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.